Aetos Multi-Strategy Arbitrage Fund, LLC

875 Third Avenue

New York, New York 10022

April 1, 2026

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	Aetos Multi-Strategy Arbitrage Fund, LLC

Registration Statement on Form N-2

File No. 333-294707

Ladies and Gentlemen:

Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement on Form N-2 (File No. 333-294707) filed by Aetos Multi-Strategy Arbitrage Fund, LLC on March 27, 2026:

“The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.”

If you have any questions or comments in connection with this delaying amendment, please contact Clifford R. Cone of Sidley Austin LLP by telephone at (212) 839-5350 (or by email at cliff.cone@sidley.com) or Emily Picard of Sidley Austin LLP by telephone at (212) 839-5608 (or by email at emily.picard@sidley.com).

Very truly yours,

AETOS MULTI-STRATEGY ARBITRAGE FUND, LLC

By:	/s/ Scott Sawyer
Name:	Scott Sawyer
Title:	Principal Accounting Officer

cc:	Clifford R. Cone, Sidley Austin LLP
Emily Picard, Sidley Austin LLP